Exhibit 3.2

On May 23, 2014, the Restated Articles of Incorporation of Thoratec Corporation were amended to include a new Article SIXTH as follows:

“SIXTH:

Section 1. Limitation of Directors’ Liability. The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

Section 2. Indemnification of Directors, Officers and Employees. The corporation is authorized to indemnify its directors, officers and employees, including any such persons who, while serving as a director, officer or employee of the corporation, serve or served as directors, officers or employees of another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation or any of the corporation’s predecessors (collectively, “covered directors, officers and employees”), to the fullest extent permissible under California law.

Section 3. Repeal or Modification. Any repeal or modification of the foregoing provisions of this Article SIXTH by the shareholders of this Restated Articles of Incorporation shall not adversely affect any right or protection of a covered director, officer or employee of this corporation existing at the time of such repeal or modification.”